Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals Ltd subsidiary secures manufacturing contract

Brisbane, Australia, 27 May 2010. Progen Pharmaceuticals Ltd (ASX:PGL, NASDAQ:PGLA) announced today that the company’s biopharmaceuticals manufacturing subsidiary PharmaSynth Pty Ltd, had secured a new contract with Zensun (Shanghai) Sci & Tech Co Ltd.

Zensun has successfully developed two drugs: the Recombinant Human Neuregulin-1 (rhNRG-1) injection, an anti-heart failure drug, and Recombinant Human ErbB3 fragment injection, a therapeutic vaccine against tumours. Both have undergone clinical trials.

PharmaSynth has been contracted to manufacture rhNRG-1 for a forthcoming US based phase II clinical trial. The details of the agreement remain confidential.

PharmaSynth has expertise in recombinant proteins, bacterial and viral vaccines, whole cell therapeutics and small molecule synthesis and has previously manufactured this product for use by Zensun.

PharmaSynth’s CEO Les Tillack said the securing of this new contract demonstrated PharmaSynth’s position as an important Australian based contract manufacturer operating in the global market.

“The opportunity to manufacture rhNRG-1 is an exciting one for PharmaSynth. We consider it a privilege to be involved with the development project for such a promising new drug. This project fits well with our core skills in recombinant protein manufacture and demonstrates our abilities as a world class biopharmaceutical contract manufacturing organization,” he said.

Progen CEO, Sue MacLeman confirmed PharmaSynth Pty Ltd continued to expand into the global biopharmaceutical manufacturing market through a commitment to quality pharmaceutical manufacturing and flexibile service provision.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Pharmasynth Pty Ltd

PharmaSynth is a Brisbane, Australia based, drug development and contract manufacturer serving the pharmaceutical, biotechnology and veterinary industries.

About Zensun (Shanghai) Sci & Tech Co Ltd (www.zensun.com)

Zensun (Shanghai) Sci & Tech Co., Ltd. is a bio-tech pharmaceutical company well-versed in the demands of the international market with a high profit potential based on innovation. It is devoted to the research and development of new drugs through self-owned intellectual properties. With adherence to the tenet of “healing for life”, Zensun has long been focusing on the research of anti-tumor drugs and anti-heart failure drugs. Based on the innovative theory, Zensun has successfully developed two drugs: the Recombinant Human Neuregulin-1 injection, an anti-heart failure drug, and Recombinant Human ErbB3 fragment injection, a therapeutic vaccine against tumors, both have undergone clinical trial.

Zensun (Shanghai) Sci & Tech Co Ltd is based in the Peoples Republic of China.

For more information:
Sue MacLeman	Jo-Ann Modesti
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.